Lapolla Industries, Inc.
Intercontinental Business Park
15402 Vantage Pkwy E, # 322
Houston, Texas 77032
281.219.4700
Fax 281.219.4710

January 8, 2010
File No. 1-31354
Attn:  Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States
Securities and Exchange Commission
100 F Street, N.E., Stop 4631
Washington, D.C.  20549-4631

Re:       Response to Review Letter dated November 3, 2009

Dear Mr. Decker:

Please find herein our responses ordered in the manner in which they were presented to the above reference for your review.

We wish to express our sincere appreciation for the manner in which you are guiding us in our compliance with applicable disclosure requirements, and more importantly, the enhancement of our presentation to our shareholders in our periodic filings.

Form 10-K for the Year Ended December 31, 2008

General

Comment 1.  Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings.

Response 1.  We acknowledge your comment and have included additional disclosures and other revisions herein where appropriate. We note our preference is to include our additional disclosures and other revisions on a prospective basis so as to not confuse our stockholders, especially in light of the Company’s Form 10-K for the 2009 year expected to be filed on or before March 31, 2010.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comment 2.  Please add a section for your critical accounting policies to address the following areas:

•	Types of assumptions underlying the most significant and subjective estimates;
•	Any known trends, demands, commitments, events or uncertainties that are reasonably likely to occur and materially affect the methodology or the assumptions described;
•	If applicable, why different estimates that would have had a material impact on your financial presentation could have been used in the current period;
•	If applicable, why the accounting estimate is reasonably likely to change from period to period with a material impact on the financial presentation;
•
A quantitative discussion of changes in overall financial performance and, to the extent material, line items in the financial statement if you were to assume that the accounting estimate were changed, either by using reasonably possible near-term changes in the most material assumption(s) underlying the accounting estimate or by using the reasonably possible range of the accounting estimate.  If those changes could have a material effect on your liquidity or capital resources, then you would also have to explain that effect;

•
A quantitative and qualitative discussion of any material changes made to the accounting estimate in the past two years, the reasons for the changes, and the effect on line items in the financial statements and overall financial performance.

Refer to SEC Releases 33-8098 and 33-8040.  See section V of the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations dated December 29, 2003.

Response 2.  We have reviewed your comment and its guidance elements, as well as SEC Release Nos. 33-809 and 33-8040, as well as Section V of SEC Release No. 33-8350, and provided our critical accounting policies addressing the areas identified in your Comment 2 above, as applicable, in our supplemental response below:

“Critical Accounting Policies, Estimates and Assumptions

Note 1 to the Financial Statements describes our major accounting policies. Judgments and estimates of uncertainties are required in applying our accounting policies in many areas. However, application of the critical accounting policies discussed below requires management’s significant judgments, often as the result of the need to make estimates of matters that are inherently uncertain. If actual results were to differ materially from the estimates made, the reported results could be materially affected.

Allowance for Doubtful Accounts

We present trade receivables, net of allowances for doubtful accounts, to ensure trade receivables are not overstated due to uncollectible accounts. Allowances, when required, are calculated based on a detailed review of certain individual customer accounts and an estimation of the overall economic conditions affecting our customer base. We review a customer’s credit history before extending credit. Our allowance for doubtful accounts was $492,451 at December 31, 2008 compared to $178,440 at December 31, 2007. The $314,011 increase was due to tightened credit markets and a global recession in 2008. As a result, our bad debt expense increased, which adversely affected our financial performance for the 2008 year. If the financial condition of our customers were to deteriorate further based on worsening overall economic conditions, resulting in an impairment of their ability to make payments to us, then additional allowances may be required in future periods, which would adversely affect our financial performance.

Income Taxes

Our provision for income taxes is determined using the U.S. federal statutory rate. We recognize deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of our assets and liabilities along with net operating loss and tax credit carryovers. Our deferred tax asset was $20.6 Million and $19.4 Million at December 31, 2008 and 2007, respectively. We record a valuation allowance against our deferred tax assets to reduce the net carrying value to an amount that we believe is more likely than not to be realized. As a result, Management recorded a valuation allowance against the deferred tax asset of $20.6 million and $19.4 million at December 31, 2008 and 2007, respectively. If we reduce the valuation allowance against our available deferred tax asset, our operating results and financial condition will be positively affected in future periods.

Purchase Price Allocation

The purchase price allocation for acquisitions requires extensive use of accounting estimates and judgments to allocate the purchase price to the identifiable tangible and intangible assets acquired and liabilities assumed based on their respective fair values. Additionally, we must determine whether an acquired entity is considered to be a business or a set of net assets, because a portion of the purchase price can only be allocated to goodwill in a business combination.  During 2008, we acquired certain assets and liabilities of Air-Tight Marketing and Distribution, Inc. (“AirTight Asset Purchase”) for an adjusted purchase price of approximately $3 million. We accounted for the acquisition as a business combination. The purchase price for the acquisition was allocated to tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. The determination of estimated fair values requires significant estimates and assumptions, including but not limited to, estimating future cash flows and developing an appropriate discount rate. We believe the estimated fair values assigned to the assets acquired and liabilities assumed are based on reasonable assumptions.

Depreciable Lives of Property, Plant and Equipment

Property, plant and equipment is recorded at cost and depreciated using the straight-line method, which deducts equal amounts of the cost of each asset from earnings every year over its estimated economic useful life.  Economic useful life is the duration of time an asset is expected to be productively employed by us, which may be less than its physical life. Assumptions on the following factors, among others, affect the determination of estimated economic useful life: wear and tear, obsolescence, technical standards, contract life, market demand, competitive position, raw material availability, and geographic location.

The estimated economic useful life of an asset is monitored to determine its appropriateness, especially in light of changed business circumstances. For example, changes in technology, changes in the estimated future demand for products, or excessive wear and tear may result in a shorter estimated useful life than originally anticipated. In these cases, we would depreciate the remaining net book value over the new estimated remaining life, thereby increasing depreciation expense per year on a prospective basis.

Net property, plant and equipment totaled $3,819,152 and depreciation expense totaled $430,717 as of and for the year ended December 31, 2008, respectively. Net property, plant and equipment totaled $3,391,319 and depreciation expense totaled $245,526 as of and for the year ended December 31, 2007, respectively. During the latter part of 2007, we completed construction of our first foam resin manufacturing plant and started construction on further expansion of our coatings manufacturing plant in Houston, Texas. The depreciable lives of our manufacturing plants within our Foam and Coatings segments are principally 20 years. During 2008, we acquired vehicles in our AirTight Asset Purchase and added to our vehicle fleet. The depreciable lives of our vehicles within our Foam and Coatings segments are principally 5 years. These depreciable lives have been determined based on historical experience combined with judgment on future assumptions such as technological advances, potential obsolescence, competitors’ actions, etc. Management monitors its assumptions and may potentially need to adjust depreciable life as circumstances change.

Impairment of Long-Lived Assets

Property, Plant and Equipment

Property, plant, and equipment held for use is grouped for impairment testing at the lowest level for which there is an identifiable cash flow. Impairment testing of the asset group occurs whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Such circumstances would include a significant decrease in the market value of a long-lived asset grouping, a significant adverse change in the manner in which the asset grouping is being used or in its physical condition, a history of operating or cash flow losses associated with the use of the asset grouping, or changes in the expected useful life of the long-lived assets. If such circumstances are determined to exist, an estimate of undiscounted future cash flows produced by that asset group is compared to the carrying value to determine whether impairment exists. If an asset group is determined to be impaired, the loss is measured based on the difference between the asset group’s fair value and its carrying value. An estimate of the asset group’s fair value is based on the discounted value of its estimated cash flows. Assets to be disposed of by sale are reported at the lower of carrying amount or fair value less cost to sell.

The assumptions underlying cash flow projections represent our best estimates at the time of the impairment review. Factors that we must estimate include industry and market conditions, sales volume and prices, costs to produce, etc. Changes in key assumptions or actual conditions that differ from estimates could result in an impairment charge. Management believes it uses reasonable and supportable assumptions when performing impairment reviews and cannot predict the occurrence of future events and circumstances that could result in impairment charges.

Goodwill

The purchase method of accounting for business combinations currently requires us to make use of estimates and judgments to allocate the purchase price paid for acquisitions to the fair value of the net tangible and identifiable intangible assets. Goodwill represents the excess of the aggregate purchase price over the fair value of net assets of an acquired entity. Goodwill was $3,741,167 at December 31, 2008 compared to $1,951,000 at December 31, 2007.  We organize our business based on two reporting units or segments, Foam and Coatings. At December 31, 2008, the majority of our goodwill was assigned to our Foam segment due to the AirTight Asset Purchase compared to the December 31, 2007, where the majority of our goodwill was assigned to the Coatings segment. Disclosures related to goodwill are included in Note 8 to our Financial Statements.

We evaluate goodwill for impairment on an annual basis, or more frequently if we believe indicators of impairment exist, by comparing the carrying value of each of our reportable segments to their estimated fair value. Our annual evaluation is performed in the fourth quarter of each calendar year. The impairment test requires us to compare the fair value of our reporting units to carrying value, including assigned goodwill.  In the fourth quarter of 2008, we conducted the required annual test of goodwill for impairment. There were no indications of impairment.

Management primarily uses an income approach valuation model, representing the present value of future cash flows to determine fair value of a reporting unit. Our valuation model uses a three-year growth period for the business. Management has determined the income approach valuation model represents the most appropriate valuation methodology due to the capital intensive nature of the business, cash flows generated by our reporting units, and limited comparables within the industry. The principal assumptions utilized in our income approach valuation model include revenue growth rate, operating profit margins, discount rate, and long term growth rate. Revenue growth rate and operating profit assumptions are consistent with those utilized in our operating plan and long term financial planning process. The discount rate assumption is calculated based upon an estimated weighted average cost of capital which includes factors such as the risk free rate of return, cost of debt, and expected equity premiums. Long term growth rate is determined from market and industry growth trends. Also, the expected cash flows consider historical experience and current and future expected market and industry conditions. Management judgment is required in the determination of each assumption utilized in the valuation model, and actual results could differ from the estimates.

Upon completion of the 2008 and 2007 annual impairment assessments, we determined no impairment was indicated as the estimated fair value of each of our reporting units substantially exceeded its respective carrying value. As of December 31, 2008, we do not believe any significant indicators of impairment exist for our goodwill that would require additional analysis before our next annual evaluation.

Other Intangible Assets

We had other intangible assets at December 30, 2008 totaling $1,907,706 and consisted primarily of customer lists, product formulations, trade names, and non-competes that were acquired as part of business combinations. Our other intangible assets at December 31, 3007 totaled $207,706.  The $1,700,000 increase related to other intangible assets acquired in the AirTight Asset Purchase. Other intangible assets are tested for impairment as part of the long-lived asset grouping impairment tests. Impairment testing of the asset group occurs whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. See impairment discussion above under Property, Plant and Equipment for a description of how impairment losses are determined. Disclosures related to other intangible assets are included in Note 8 to our Financial Statements.

Significant management judgment is required in the forecasts of future operating results that are used in our impairment evaluations. The estimates we have used are consistent with the plans and estimates that we use to manage our business. It is possible, however, that the plans may change and estimates used may prove to be inaccurate. If our actual results, or the plans and estimates used in future impairment analyses, are lower than the original estimates used to assess the recoverability of these assets, then we could incur future impairment charges, which would adversely affect our financial performance.

Share Based Compensation

We recognize compensation expense for all share based awards made to employees and directors. The fair value of share based awards is estimated at the grant date using a lattice-based valuation model and the portion that is ultimately expected to vest is recognized as compensation cost over the requisite service period.  The determination of fair value is affected by our stock price as well as assumptions regarding a number of complex and subjective variables, including expected stock price volatility, risk-free interest rate, expected dividends and projected employee stock option exercise behaviors. Employee stock option exercise behavior is based on actual historical exercise activity and assumptions regarding future exercise activity of unexercised, outstanding options. We have applied an estimated forfeiture rate to unvested awards for the purpose of calculating compensation cost. These estimates are subject to revision in future periods if actual forfeitures differ from the estimates and changes impact compensation cost in the period in which the change in estimate occurs. Disclosures related to share based compensation are included in Note 17 to our Financial Statements.

Share based compensation expense was $900,620 for the 2008 year compared to $1,188,393 for the 2007 year. The $287,773 decrease was due to cancellation and non vesting of stock options granted in prior years based on changed circumstances or failure to meet specified option vesting targets during the 2008 year. As a result, our share based compensation expense decrease positively affected our financial performance for the 2008 year. If we were to grant additional stock options, our financial performance may be negatively affected, or if we were to cancel or not vest stock options granted in prior years, our financial performance may be positively affected. In either instance, our financial performance may change depending on our stock option activities in future periods.”

Comment 3.  In the interest of providing readers with a better insight into management’s judgments in accounting for long-lived assets, please consider disclosing the following in future filings:

•	Sufficient information to enable a reader to understand what method you apply in estimating the fair value of your long-lived assets;
•	Explain how the assumptions and methodologies in the current year have changed since the prior year highlighting the impact of any changes; and
•	Explain how you group property, plant and equipment when testing for recoverability.

To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results, please provide the following disclosures for each of these reporting units in future filings:

•	Identify the reporting unit;
•	The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;
•	The amount of goodwill;
•	A description of the assumptions that drive the estimated fair value;
•
A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and

•	A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination in future filings. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.  Please provide us with the disclosures you intend to include in future filings.

Response 3.  We have reviewed your comment and its guidance elements, as well as Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification, and provided the disclosures we intend to include in our future filings for your review in our Response 2 to your Comment 2 above.

Overall Results of Operations, page 6

Comment 4.  Please expand/revise your discussion under results of operations for all periods to:

•
Quantify the extent to which material increases in sales are attributable to changes in prices, volume or amount of goods being sold, or change in product mix. For example, you explain on page 6 the increase in Foam sales continues to be attributed to cost conscious residential and commercial building owners transitioning from traditional fiberglass insulation to energy efficient SPF.  In addition, your acquisition of AirTight provided additional market penetration while converting additional existing insulators to foam. However, you do not quantify the impact of the residential and commercial building owners transitioning to energy efficient SPF or the acquisition of AirTight;

•
Provide a more robust explanation for the changes in line items within your statement of operations.  For example, you indicated that the increase in cost of sales was primarily due to higher sales volumes, as well as higher raw material costs and freight costs without further explanations as to the extent of each factor identified; and

•	Explain why bad debt expense increased each period.

This is not meant to represent an all-inclusive list of where your MD&A should be improved.  We encourage you to provide quantification of amounts and further clarification throughout your discussion, including your results by segment.  See Item 303(a)(3) of Regulation S-K.

Response 4.  We have reviewed your comment and its guidance elements, as well as Item 303(a)(3) of Regulation S-K, and provided our revised disclosures for your review below:

"Sales increased $15,739,337, or 49%, from 2007 to 2008, as compared to an increase of $1,526,063, or 5%, from 2006 to 2007. Foam sales increased $16,553,662, or 80% over 2007, while coatings sales declined $814,325 or 7% because of the prior year sale of our retail coatings business. The increase in Foam sales continues to be attributed to cost conscious residential and commercial building owners transitioning from traditional fiberglass insulation to energy efficient SPF. Our acquisition of AirTight, a turn key, equipment, startup, and training company, provided additional market penetration while converting additional existing insulators to foam, resulting in $4.6 Million in sales in 2008. Volatile energy prices throughout 2008, especially during the second and third quarters, heightened the public’s interest for green building materials and sustainable energy solutions. Pricing changes added approximately $952,000 in sales, while sales volumes increased approximately $14.8 Million.

Cost of Sales

Cost of sales increased $11,577,124, or 43%, due primarily to an 80% increase in foam sales, partially offset by a 7% decrease in coatings sales, from 2007 to 2008. We had a 109% increase in freight costs during 2008, which was offset by a 4.9% decrease in material costs.  Freight costs escalated in the second and third quarters as surging oil prices justified higher trip rates as well as increased fuel surcharges during that time frame.

Operating Expenses

SG&A increased $2,390,054, or 28%, from 2007 to 2008 due to increases in payroll and benefits of $723,237, bad debt expenses of $664,527, commissions of $641,001, advertising of $207,319, rents of $203,392, travel and related of $114,316, insurances of $102,658, investor relations of $80,206, and corporate office expenses of $48,072, which were partially offset by declines in share based compensation of $287,773 and marketing and promotions of $106,902.  The increase in bad debts in 2008 includes some customer bankruptcies and defaults primarily due to the downturn of the economy.  SG&A costs increased $1,339,095  from 2006 to 2007 due to increases of $314,016 for payroll and related employee benefits, $57,714 for sales commissions, $147,485 for insurances, $570,278 for share based compensation, $1,638 for American Stock Exchange fees, $72,024 for investor relations, $11,481 for rents, and $634,602 for corporate office expenses, offset by a decrease of $19,512 for travel and related services, $52,144 for advertising, $49,640 for marketing and promotional items, $14,147 for recruiting fees, and $334,701 in bad debts. The increase in bad debts during in 2007 is primarily due to an increase in our general allowance reserve based on our 2006 historical experience.”

Liquidity and Capital Resources, page 8

Comment 5.  You indicate that net cash used in operating activities was $7.4 million for the year ended December 31, 2008, compared to $5.5 million for the year ended December 31, 2007. Please expand this disclosure to discuss the components that resulted in the decrease in cash flows from operations as well as the underlying reasons for changes in these components, with specific discussions for accounts receivable, inventories, accounts payable and accrued expenses and other liabilities. Please revise your disclosure for all periods presented.

Response 5.  We have reviewed your comment and provided revised disclosures for your review below:

“Net cash used in our operations was $7,377,470 in 2008 compared to $5,468,143 in 2007. The cash used in operations for 2008 as compared to 2007 was primarily attributable to our net loss for the year, including the effect of adjustments to reconcile net loss to cash provided by or used in operating activities and adjusting for non-cash items, augmented by increases in trade receivables and inventories, partially offset by increases in accounts payable, accrued expenses and other current liabilities, and other liabilities. From the second half of 2007 to early 2008, Lapolla transformed from a distributor of spray polyurethane foam (SPF) to a manufacturer of SPF.  This transition brought growth in sales along with growth in our balance sheet.  Trade receivables, net, grew $5,152,525 during 2008 mainly due to a 49% increase in sales but also due to economic conditions and customers taking longer to pay.  Inventories increased $2,066,840 from 2007 to 2008 due to our move to manufacturing SPF and the need for raw materials on hand to produce our SPF as needed.  Accounts payable increased $4,404,434 as more raw material suppliers are needed and the increase in sales requires an increase in raw materials, as well as from our acquisition of certain liabilities with our AirTight Asset Purchase. Accrued expenses and other current liabilities increased $1,069,525 mainly due to increases in our insurance premium notes payable, commissions payable, accrued inventory, accrued related party interest from short term loans received from the Chairman from 2007 throughout 2008, and accrued dividends, partially offset by decreases from paying down our sales taxes payable.

Net cash used in our operations was $5,468,143 in 2007 compared to $3,680,208 in 2006. The cash used in operations for 2007 as compared to 2006 was attributable to our net loss for the year, including the effect of adjustments to reconcile net loss to cash provided by or used in operating activities and adjusting for non-cash items, offset by decreases in trade receivables, inventories, prepaid expenses and other current assets, and accounts payable, and increases in deposits and other non-current assets, accrued expenses and other current liabilities, and other liabilities.  Trade receivables, net, decreased $245,277 during 2007. Inventories decreased $184,139 from 2007 to 2008 due to our move to manufacturing SPF and lower costs for raw materials for producing SPF.  Accounts payable decreased $2,646,853 as we used our ComVest Credit Facility to pay down extended outstanding balances with key vendors relating to our SPF distribution operations.  In addition, we established new credit with key vendors for raw materials relating to our SPF manufacturing operations, which, in some cases, required us to prepay until credit and credit limits were established. Accrued expenses and other current liabilities increased $174,586 mainly due to increases in our accrued inventory, sales taxes payable, and reserve for litigation, partially offset by a decrease in our insurance premium notes payable.  For 2008, 2007 and 2006, the net cash for discontinued operations used in operating activities was $848, $9,152, and $330,069, respectively.”

Comment 6.  Please disclose whether you were in compliance with all debt covenants at December 31, 2008, if applicable. Please disclose here or elsewhere in the filing the specific terms of any material debt covenants in your credit agreements.  For any material debt covenants for which you have not met, or it is reasonably likely that you will not be able to meet such covenants, please disclose the required amounts/ratios as well as the actual amounts/ratios.  Please also consider showing the specific computations used to arrive at the actual amounts/ratios.  See Section I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.  Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods or any cross default provisions in your debt agreements.

Response 6.  We have reviewed your comment and its guidance elements, as well as Section I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003, and provided the revised disclosures:

1.      In the December 31, 2009 Form 10K, we will revise the disclosure with something similar to below. This will be inserted after the Contractual Obligations table as a new paragraph:

“We currently have two material debt covenants: (i) the Company is not allowed make capital expenditures in excess of $300,000 for the year ended December 31, 2008 and $500,000 for any fiscal year thereafter, and (ii) we have a borrowing base calculation defined as an amount determined by a detailed calculation equal to 85% of eligible accounts receivable, plus 50% of eligible inventory (“Borrowing Base”).  We were not in compliance with our Borrowing Base calculation as of December 31, 2008. The calculation determined our maximum allowed outstanding as of December 31, 2008 was $7,815,531 and after subtracting the balance outstanding of $8,537,821 under our Revolving Credit Note, we exceeded the Borrowing Base by $722,290. The Company is required to submit its Borrowing Base calculation to ComVest monthly. If, at any time, the Company’s Borrowing Base calculation is less than the amount outstanding under the Revolving Credit Note, and that amount remains unpaid or is not increased from future Borrowing Base calculations to an amount equal to the balance outstanding under the Revolving Credit Note at any given time, ComVest, in its discretion, may accelerate any and all amounts outstanding under the Credit Facility. In the September 30, 2009 Form 10-Q the entire principal balance was classified as short-term due to the principal amounts coming due in August 2010. Additionally, the Chairman has entered into a personal guarantee relating to the Convertible Term Note. Management believes that even if ComVest requires the Company to pay the Borrowing Base calculation shortfall or accelerates amounts outstanding under the Credit facility, that the Chairman would take whatever action is necessary to satisfy the financial requirements on behalf of the Company.”

Management does not believe it is necessary to amend the 2008 Form 10-K to disclose the non-compliance of its debt covenants based on the fact that the amounts outstanding under the current Credit Facility were reclassified as short-term in the September 2009 Form 10-Q. Management will disclose the material covenants and non-compliance, if any, in its December 31, 2009 Form 10-K.

2.      The revised disclosures below will be included in the footnotes to our December 31, 2009 Financial Statements after the Background paragraph:

“Note 10.  Revolving Credit and Term Loan Agreement and Related Agreements - continued.

A.      Loan Agreement – The Loan Agreement contains certain material repayment covenants relating to the Revolving Credit Note (triggered by a Borrowing Base calculation less than the balance outstanding) and Convertible Term Note (triggered by failure to make principal repayments) (collectively, the “Notes”), as well as a limitation on the amount of capital expenditures the Company is allowed to make ($500,000 for 2009 and 2010), which if not complied with by the Company, would be considered an event of default. If a repayment event of default were to occur under the Notes, and said event of default was not timely cured, whether by waiver by ComVest or otherwise by the Company, the financial obligations outstanding under the Notes, at the option of ComVest, could be accelerated and become immediately due and payable by the Company to ComVest. See also B - Revolving Credit Note and C – Convertible Term Note below for more information.

B.      Revolving Credit Note – Under the Revolving Credit Note, as amended and restated, ComVest agreed to provide the Company with a secured revolving credit facility, from June 30, 2008 to August 31, 2010, in an aggregate principal amount not to exceed, at any time outstanding, the lesser of (i) the Borrowing Base (an amount determined by a detailed calculation equal to 85% of eligible accounts receivable, plus 50% of eligible inventory) provided to ComVest, or (ii) $9,500,000.  The Revolving Credit Note bears interest according to a coverage ratio formula with a coverage ratio ranging from 1.0 to 2.0 and Prime rate ranging from Prime plus 1% to Prime plus 0% (8.5% at December 31, 2008). The coverage ratio formula is defined as the ratio of (i) EBITDA minus capital expenditures paid in cash, to (ii) Debt Service, in each case for the fiscal quarter ending on the date of the subject financial statements and calculation, and (b) the term “Prime Rate” shall mean the “base rate” of interest publicly announced by Citibank, N.A. At December 31, 2008, the Borrowing Base calculation was $7,815,531 and after subtracting the balance outstanding of $8,537,821 under the Revolving Credit Note, an amount of $722,290 was due to ComVest. Unamortized discount was $986,826 at December 31, 2008.

C.      Convertible Term Note - The Convertible Term Note, as amended and restated, was increased to $3,000,000, bears interest at 10% per annum, the principal is payable (i) in thirteen (13) equal monthly installments of $83,333.33 each, due and payable on the first day of each calendar month commencing July 1, 2009 and continuing through and including August 1, 2010, and (ii) in the final installment due and payable on August 31, 2010 in an amount equal to the entire remaining principal balance, and is convertible optionally by ComVest at any time or mandatorily by Lapolla subject to satisfaction of certain conditions to common stock at the rate of $.77 per share. The Convertible Term Note is personally guaranteed by the Chairman of the Board. If any of the installments are not met by the Company, the Chairman’s personal guarantee would then take affect. At December 31, 2008, the balance outstanding under the Convertible Term Note was $3,000,000 and unamortized discount was $627,778.”

3.      The revised disclosure below is to replace the first paragraph in the Liquidity and Capital Resources section:

“Cash on hand at December 31, 2008 was $42,845 reflecting a decrease of $297,010 when compared to the $339,855 of cash on hand at December 31, 2007. The cash on hand at December 31, 2006 was $382,116. Cash flow continues to be negatively impacted by substantial sales growth and the associated increases in accounts receivable and inventory. We rely not only upon our Revolving Credit and Term Loan Agreement with ComVest Capital, LLC (“ComVest”), as amended, under which ComVest agreed to loan the Company up to the Borrowing Base calculation or $9,500,000 under a revolving credit note and $3,000,000 under a convertible term note (“Credit Facility”), but also our Chairman of the Board and principal stockholder, who provides concomitant short term loans for working capital. Although our operational cash flow, as supplemented by our ComVest Credit Facility and Chairman’s financial commitment of up to $2,000,000 for working capital during 2009 on an as needed basis, are expected to be sufficient to enable us to meet our budgetary requirements in 2009, we will likely seek to raise additional capital through private placements of debt, or common or preferred stock with accredited sophisticated investors, to fund our aggressive strategic growth plans and limited capital expenditures (up to $100,000 for capital expenditures budgeted for 2009). If the Company chooses to raise additional capital other than from ComVest, anti-dilution provisions under the Convertible Term Note and Warrants may be triggered if any security sold is convertible into or exchangeable for our common stock based on the price, including conversion price, of the common stock sold, and a 25% of the qualified proceeds raised repayment requirement up to the amount due under the Convertible Term Note will be triggered. The ComVest limitations may adversely impact our ability to raise additional capital.”

Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 9

Comment 7.  Please confirm, if true, that your disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2008.  If your disclosure controls and procedures are effective at the reasonable assurance level, please revise your disclosure accordingly.

Response 7.  We have reviewed your comment and hereby confirm that our disclosure controls and procedures were effective at operating at the reasonable assurance level as of December 31, 2008. Our revised disclosure is provided below for your review:

“Evaluation of Disclosure Controls and Procedures

Based on the foregoing, our Principal Executive Officer and our Principal Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures are effective and operating at the reasonable assurance level. Further, management determined that, as of December 31, 2008, there were no changes in our internal control over financial reporting that occurred during the fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Moreover, there were no significant changes in our internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal controls after the end of the period covered by this report.”

Certain Relationships and Related Transactions, and Director Independence, page 20

Comment 8.  On page 22, you indicate that your principal stockholder and Chairman of the Board transferred 584,000 shares of his restricted common stock to Mr. Nadel in order to secure Mr. Nadel’s continued attention and hands on participation required with his role as a Board member. Please discuss this transaction in your interim financial statements and clarify how you accounted for this transfer.  Refer to SAB Topic 5T.

Response 8.  We have reviewed your comment, as well as SAB Topic 5T, and need to clarify the details of these two transactions between the Chairman of the Board and Mr. Nadel. To be clear, the first transaction is what is referenced on page 22 that took place on February 19, 2008 (500,000 shares transferred with the closing price of the common stock on said date of $.70 per share) and the second transaction is what is referenced in the Form 4s for the Chairman of the Board and Mr. Nadel that took place on February 18, 2009 (584,000 shares transferred with the closing price of the common stock on said dated of $.34 per share). The Chairman of the Board entered into these transactions to enhance or maintain the value of his investment, and the Company implicitly benefited from the plan by retention of, and possibly improved performance, by the nonemployee director, Mr. Nadel. The Chairman of the Board transferred said shares to Mr. Nadel with the expectation that Mr. Nadel would continue his hands on participation with his role as a Board member of Lapolla as well as Chairman of the Audit Committee with the restricted shares vesting for each installment after each full year of service (the Company set up a similar framework for granting and vesting of stock options to nonemployee directors – i.e. stock options granted with vesting over a 3 year period). The Company applied an illiquidity discount of 25% based on the historical volatility of the Company’s common stock as traded on the NASDAQ OTCBB. This discount was calculated as of the date of each respective installment (date of grant) on February 19, 2008 and February 18, 2009, respectively. The weighted-average historical volatility for the Company’s common stock was 132.61% compared to 138% for the first and second installments, respectively.

The share based compensation expense related to these transactions should have been expensed during each transaction’s requisite service period. For the first transaction, the Company should have recorded an aggregate of $263,000 in fair value, of which $227,693 in the 2008 year (February 19, 2008 through December 31, 2008) and $35,307 in the 2009 year (January 1, 2009 through February 18, 2009).  For the second transaction, the Company should have recorded an aggregate of $148,920 in fair value, of which $128,928 should have been recorded in the 2009 year (February 18, 2009 through December 31, 2009) and $19,992 in the 2010 year (January 1, 2010 through February 17, 2010).  The Company posted these entries on December 31, 2009. As these adjustments were posted to correct errors in prior periods, the Company has determined them to be “Out of Period” and will apply the principles of SAB 99 to determine the impact of such. In addition, we considered Accounting Principles Board (“APB”) Opinion 28, paragraph 29, in determining materiality for the purpose of reporting the correction of an error, and evaluated the impact of the 2008 and 2009 year misstatements to our estimated 2009 and actual 2008 year results and determined the impact was not material. Accordingly, we recorded the correcting entry in December 2009. As a result of these reviews, we concluded that no prior period restatements were warranted.  Below we summarize our quantitative and qualitative analysis.

Overview -- Brief History

The Company historically incurred net losses available to common stockholders of approximately $4.4 Million for the year ended December 31, 2008 and $5.9 Million for the year ended December 31, 2007.  The Company currently estimates the net loss available to common stockholders for the year ended December 31, 2009 will be $2.45 Million before any of the above adjustments ($2.6 Million after adjustments for the 2009 vested amounts).  The Company had an accumulated deficit of approximately $76 Million as of December 31, 2008 and $73 Million as of December 31, 2007. The Company currently estimates the accumulated deficit at December 31, 2009 will be $78.5 Million.

SAB 99 specifically points to guidance in Statement of Financial Accounting Concepts No. 2 which states that the concept of materiality is defined as:

“The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”

Quantitative Analysis:

To assess the quantitative impact of these errors, the Company has evaluated the recording of these “out-of-period” adjustments in 2009 to determine if these adjustments materially misstate the previously reported periods affected by the errors or the estimated year ended December 31, 2009, taken as a whole. Based on this evaluation, we note the following effect on the reported statements of income:

	2009 Year	2008 Year
	(Estimated)
Net (Loss) Available to Common Stockholders (Unadjusted)(*)	$(2,600,000)	$(4,351,917)
Adjustment for First Transaction – Year 2008 Expense	---	(227,693)
Adjustment for First Transaction – Year 2008 Expense (Recorded in 2009)	(227,693)	---
Net (Loss) Available to Common Stockholders (Adjusted)	$(2,827,693)	$(4,579,610)
Error Percentage(*)	9%	5%
Net (Loss) Per Share-Basic and Diluted (Unadjusted)	$(0.04)	$(0.07)
Net (Loss) Per Share-Basic and Diluted (Adjusted)	$(0.04)	$(0.08)
Error Percentage(*)	9%	5%
Weighted Average Shares Outstanding	63,944,799	59,834,396

We note the following effect on the reported balance sheets:

	2009 Year	2008 Year
	(Estimated)
Total Assets (Unadjusted)	$24,000,000	$22,929,726
Adjustment for First Transaction – Year 2008 Expense	---	---
Adjustment for First Transaction – Year 2008 Expense (Recorded in 2009)	---	---
Total Assets (Adjusted) (No Change)	$24,000,000	$22,929,726
Error Percentage	0%	0%
Total Liabilities (Unadjusted)	$19,000,000	$20,170,510
Adjustment for First Transaction – Year 2008 Expense	---	227,693
Adjustment for First Transaction – Year 2008 Expense (Recorded in 2009)	---	---
Total Liabilities (Adjusted)	$19,000,000	$20,398,203
Error Percentage(**)	0%	1%
Total Equity (Unadjusted)	$5,300,000	$2,759,216
Adjustment for First Transaction – Year 2008 Expense	---	(227,693)
Adjustment for First Transaction – Year 2008 Expense (Recorded in 2009)	---	---
Total Equity (Adjusted) (No Change)	$5,300,000	$2,531,523
Error Percentage(**)	0%	8%
---
* The above quantitative analysis assumes that the 2009 expense was recorded in December 2009, therefore, the impact of any correction of an error only relates to the 2008 vested amounts.
** The Chairman of the Board converted all his loan amounts outstanding at December 31, 2009 into preferred stock.

In summary, the Company has determined that the effect of these adjustments were quantitatively immaterial to 2008 or 2009 because Management believes that the judgment of a reasonable person relying on the financial statements, as adjusted, would not have changed or been influenced by the inclusion or correction of the items based on the percentage increase in the net loss available to common stockholders and net loss per share amounts.

Qualitative Analysis:

The following qualitative considerations were evaluated in determining whether the out-of-period adjustments, as described above, would be considered to be material misstatement of the Company’s financial statements for the respective periods involved:

•	The adjustments related to non-cash stock based compensation expense;
•	The losses and loss per share trends did not materially change when comparing 2009, 2008, and 2007 results;
•	The adjustments did not impact the Company’s debt covenants in 2009 or 2008;
•	The adjustments do not change the “gross margin” trends for any period;
•	None of the affected periods’ results would change the net loss to common stockholders to net income to common stockholders and vice versa;
•	The adjustments have an immaterial impact on the Company’s regulatory compliance;
•	The adjustments have no impact on management’s compensation in 2008 or 2009; and
•	The adjustments do not involve concealment of an unlawful transaction.

In summary, the Company has determined that the effect of these adjustments were qualitatively immaterial to 2008 or 2009 because Management believes that the judgment of a reasonable person relying on the financial statements, as adjusted, would not have changed or been influenced by the inclusion or correction of the items based on the qualitative factors identified above.

The Company’s disclosures for the 2009 Form 10-K will be as follows:

“Transactions with Related Persons

(b)  On February 19, 2008, our principal stockholder and Chairman of the Board and Mr. Nadel entered into a private agreement whereby our Chairman of the Board agreed to transfer approximately 1,084,000 shares, in two installments, of his restricted common stock to Mr. Nadel in order to secure his continued attention and hands on participation required with his role as a Board member for a two year period. The installments vest one year after the date of each installment. The Company applied a 25% illiquidity discount based on the historical volatility of the Company’s common stock when valuing the transaction as of each specific installment date. Both of the transactions were ratified and approved by a majority of the Company’s Board of Directors. Under the private agreement, the Chairman of the Board:

(i)       On February 19, 2008 transferred 500,000 shares of his restricted common stock of Lapolla to Mr. Nadel. The closing price of the Company’s common stock as traded on the NASDAQ OTCBB on the date of transfer was $.70 per share. Upon satisfaction of the vesting criteria in 2009 by Mr. Nadel, the Company recorded the 500,000 shares of common stock, after applying the 25% illiquidity discount, at $263,000 to loans payable – related party and share based compensation expense on December 31, 2009.

(ii)      On February 18, 2009 transferred 584,000 shares of his restricted common stock of Lapolla to Mr. Nadel. The closing price of the Company’s common stock as traded on the NASDAQ OTCBB on the date of transfer was $.34 per share. Upon satisfaction of the vesting criteria in 2010 by Mr. Nadel, the Company will have recorded the 584,000 shares of common stock, after applying the 25% illiquidity discount, at $148,920 to loans payable – related party and share based compensation expense. On December 31, 2009, the Company recorded $128,928 to loans payable – related party and share based compensation expense. The remaining $19,992 in fair value will be recorded to loans payable – related party and share based compensation expense upon satisfaction of the vesting criteria on February 17, 2010.”

Financial Statements

Statement of Operations, page F-3

Comment 9.  In order not to imply a greater degree of precision than exists, revise your presentations of net loss per share to round only to the nearest cent.

Response 9.  We have reviewed your comment and our revised disclosure is provided below for your review:

	Year Ended December 31,
	2008	2007
Net Income (Loss) Per Share-Basic and Diluted Continuing Operations	$(0.07)	$(0.11)
Net (Loss) Per Share	$(0.07)	$(0.11)

Note 1. Organization, Basis of Presentation and Summary of Significant Accounting Policies
Revenue Recognition, page F-7

Comment 10.  You indicate that amounts billed for shipping and handling are offset against cost of sales.  Please refer to paragraph 5 of EITF 00-10 and address the appropriateness of this accounting.

Response 10.  We have reviewed your comment, as well as EITF 00-10.  Please be advised that Lapolla changed its accounting for recording amounts billed for shipping and handling (freight) on January 1, 2009 to include freight revenue in sales to be in accord with EITF 00-10. For 2007 and 2008, freight revenue was offset against freight costs in costs of goods sold.  Freight revenue for 2007 was $200,311 and $561,046 in 2008. Freight cost for 2007 was $1,201,706 and $2,660,847 in 2008.  The net amount in cost of goods sold was approximately $1,001,395 in 2007 and $2,099,801 in 2008.  The Company does not consider the reclassification material for 2007 or 2008, however, will retroactively adjust the prior year balances in the December 31, 2009 Form 10-K.

Note 7. Asset Purchase Agreement, page F-10

Comment 11.  On July 1, 2008, you acquired certain assets and liabilities of AirTight Marketing and Distribution for an adjusted purchase price of $3 million.  We note that you were required to file audited financial statements and pro forma financial information for AirTight Marketing and Distribution in accordance with Item 9.01 of Form 8-K.  We also note that your request to waive the financial statement requirements of Item 9.01 was denied on April 21, 2009.  Please tell us when you plan to comply with the requirements of Item 9.01 of Form 8-K as it relates to your acquisition of AirTight Marketing and Distribution.

Response 11.  We have reviewed your comment and acknowledge that we have still not met the requirements of Item 9.01 due to circumstances beyond our control.  As stated in our waiver request, the Company at a cost of approximately $100,000 to date, undertook to cause the financial statements of AirTight for the year ended December 31, 2007 to be audited and the interim period from January 1, 2008 through June 30, 2008 to be reviewed in order to comply with the requirements of Item 9.01 of Form 8-K.  Due to continued difficulties in communications between the Company and the Selling Shareholders of AirTight Marketing and Distribution, the Company remains unable to conclude the required audit and interim period review.  As a result, the Company is unable to file the appropriate amendment to the Form 8-K by September 13, 2008 as of the date hereof. In any case, and after speaking with the SEC staff in connection with our denied waiver request, the requirements of Item 9.01 of Form 8-K will be satisfied once the Company files its audited financial statements for the year ended December 31, 2009 on Form 10-K on or before March 31, 2010.  The rationale is the Company has already filed six months of audited financial statements of the Company inclusive of AirTight Marketing and Distribution acquired assets and liabilities for the period of July 1, 2008 through December 31, 2008 with the SEC in the Company’s year ended December 31, 2008 Form 10-K and a full year of audited financial statements covering the period from January 1, 2009 through December 31, 2009 is forthcoming when the Company files its year ended December 31, 2009 Form 10-K.

Note 12. Related Party Transactions, page F-13

Comment 12.  On page F-14, you disclose that your New Option amended existing options previously granted on July 12, 2005 also for 2,000,000 shares at an exercise price of $.67 per share.  Please disclose and tell us how you accounted for the modification of your options pursuant to paragraphs 51 through 57 of SFAS 123R.  Please disclose any incremental costs resulting from the modification of your options, if applicable.

Response 12.  We have reviewed your comment, as well as paragraphs 51 through 57 of SFAS 123R, and determined that there was an incremental cost resulting from the modification of our President and CEO, Douglas J. Kramer’s originally granted stock option on July 12, 2005 for 2,000,000 shares at an exercise price of $.67, which vesting criteria was subsequently modified to vest the remaining 1,520,000 unvested portion on May 5, 2008.  According to our records, we recorded share based compensation expense of $300,139 for the first 480,000 options that had vested prior to the modification and $950,436 for the remaining 1,520,000 options that vested on the date of the modification. After reviewing paragraphs 51 through 57 of SFAS 123R and calculating the fair value for the remaining 1,520,000 options as of the date immediately prior to the date of the modification (totaled $897,550) and as of the actual date of the modification (totaled $956,678) using a lattice-based valuation model that uses the assumptions noted in the below table, we determined that the incremental fair value attributable to the remaining 1,520,000 options was $6,242 (calculated by taking the difference between the $956,678 fair value as of the date of the actual modification minus the $950,436 fair value already recorded). Expected volatilities are based on the historical volatility of the Company’s common stock. The Company uses historical data to estimate option exercise and employee termination within the valuation model. The expected term of options granted is derived from the output of the valuation model and represents the periods that options granted are expected to be outstanding. The risk-free rate of the option is based on the U.S. Treasury yield curve in effect at the time of the modification.

February 4, 2008 through February 5, 2008
Expected Volatility	224.78 % to 224.89%
Weighted-Average Volatility	224.84%
Expected Dividends	—
Expected Term (in years)	1.53 to 1.56
Risk Free Rate	3.09 % to 3.14%

The Company has determined that the $6,242 is immaterial to 2008.

The Company’s revised disclosure is provided below for your review:

“(c)  On May 5, 2008, the Company granted to its CEO and President an additional 2,000,000 stock options under the Company’s Equity Incentive Plan, as amended (“Plan”), for the purchase of common stock, at an exercise price of $.74 per share (100% of closing price) which vests in 250,000 option increments, with the first increment vesting on the earlier of June 30, 2008, provided the Company has net pre-tax income for the fiscal quarter ending on that date, or the last day of the Company’s first fiscal quarter ending after June 30, 2008 for which the Company has a quarterly profit, and each of the remaining increments on the last day of each the next seven fiscal quarters for which the Company has a quarterly profit, and once vested, is exercisable on an inclining cumulative basis over a four year period, subject in all cases to continued satisfactory employment through the last day of each such quarter, and expiring December 31, 2013 (“New Option”). The New Option amended existing stock options previously granted on July 12, 2005 also for 2,000,000 shares, at an exercise price of $.67 per share (100% of closing price), and expiring December 31, 2012 (“Existing Option”). There were 480,000 options vested and 1,520,000 options remaining unvested under the Existing Option, and the unvested portion automatically vested when the New Option was granted on May 5, 2008. Although the 2,000,000 options under the Existing Option are now fully vested, the exercise restrictions were amended to be the same as those described above for the New Option. As a result, the Company recorded the remaining fair value of the Existing Option prior to the modification of $258,371, including the incremental increase in fair value due to the modification of the Existing Option as of the modification date of $6,242, for a total of $264,613 on said date.”

Note 13. Deferred Income Taxes, page F-14

Comment 13.  Please confirm that you do not have any deferred tax assets or liabilities related to property, plant and equipment, stock compensation and inventory.  Please also include the disclosures required by paragraph 43, 45, 47 and 48 of SFAS 109, as applicable.

Response 13.  We have reviewed your comment, paragraph 43, 45, 47 and 48 of SFAS 109, as applicable.  We have only one other deferred tax item, which is immaterial to the financial statements as a whole.  The Company has a current tax deferred asset related to the valuation allowance for accounts receivable totaling approximately $170,000 and $60,000 as of December 31, 2008 and 2007, respectively.  We will adjust our disclosure in the December 31, 2009 Form 10-K to reflect this item.

Note 19. Business Segment Information, page F-19

Comment 14.  At December 31, 2008, you modified your internal operations which caused the composition of your prior segments to change. As a result of this process, you are now reporting your operating results to the chief operating decision make based on manufacturing competencies (Foam and Coatings) which has resulted in a change to your operating and reportable segments.  Please provide the following:

•
Please explain to us specific modifications made to your internal operations and the manner in which you manage your business.  Your response should address whether there were also changes made as to who represented the chief operating decision maker per paragraph 12 of SFAS 131 as well as whether there were changes in the financial information given to the chief operating decision maker to make decisions about resources to be allocated and to assess performance;

•
Please also tell us what your operating segments are and if you aggregate operating segments pursuant to paragraph 17 of SFAS 131.  Please also help us understand how your chief operating decision maker can assess performance and make decisions regarding the allocation of resources by viewing operations at your new operating segment level; and

•	Please tell us whether the chief operating decision maker and/or the Board of Directors receives information by product division, and if so, what that information consists of.

Response 14.  We have reviewed your comment, as well as paragraphs 12 and 17 of SFAS 131, and respond as follows:

1.      To be clear, the Company first reported modifying its internal operations in its annual report on Form 10-K for the year ended December 31, 2007 and restated prior periods to reflect the change.  The Company underwent a shift away from its prior seven operating segments (coating, foam, paints, sealants, adhesives, equipment, and all other) and to its current two operating segments (foam and coatings) due to identified market opportunities and limited resources. There were no substantive changes in the financial information provided to the chief operating decision maker (function), consisting of the Chairman of the Board, President and CEO, and Executive Vice President, and this determination was made based on financial information provided to, as well as other market related factors considered by, the chief operating decision maker. Prior to changing the operating segments, the Company manufactured certain coatings, paints, and sealants, and distributed foam, adhesives, equipment, and miscellaneous sundry items (all other). During 2007, the Company divested its retail distribution channel operations, which primarily involved sales of paints, sealants, adhesives, and miscellaneous sundry items and used its limited resources to not only expand its coatings manufacturing operations but also build and begin operating its own foam resin manufacturing operations.  This shift was required for the Company to increase its gross margin, gain market share by opening previously unavailable channels, and profitability.

2.      Our operating and reportable segments are foam and coatings. Within the foam segment, we track our manufacturing costs for our various foam formulations.  We manufacture roofing and wall insulation foams.  Within the coatings segment, we track our manufacturing costs for our various coatings.  We manufacture primarily roof coatings.  After our acquisition of AirTight’s assets in July 2008, we began making and selling spray rigs, which are required for the application of our foam and large scale coating jobs. This is a basic assembly operation and we undertake this task to provide turn key service to our customers. Prior to the acquisition of AirTight’s assets, we were just a distributor of spray rigs. We separately track the spray rig assembly costs and sales and allocate these amounts to either our foam or coatings segments, as applicable. Spray rig sales do not meet the quantitative thresholds required to establish it as a separate operating and reportable segment and we do not believe that information about spray rigs would be useful to readers of the financial statements at this time. Spray rig sales for 2008 were approximately $2.1 Million, of which $1.8 Million was allocated to our foam segment and $300,000 was allocated to our coatings segment. The spray rig operations share similar economic characteristics to both of our current segments. The chief operating decision maker regularly receives and reviews a variety of financial reports, including manufacturing costs, sales figures, and gross margins, and makes decisions regarding the allocation of resources from these reports.

3.      The chief operating decision maker and Board of Directors regularly receive information by product division (foam, coatings, and equipment), including but not limited to, manufacturing costs, raw materials and freight, sales volumes and prices, gross margins, top 100 customers, and top 50 products.

Form 10-Q for the Quarter Ended June 30, 2009

General

Comment 15.  Please address the comments above in your interim filings as well.

Response 15.  We acknowledge your comment and have included additional disclosures and other revisions herein where appropriate. We note our preference is to include our additional disclosures and other revisions on a prospective basis so as to not confuse our stockholders, especially in light of the Company’s Form 10-K for the 2009 year expected to be filed on or before March 31, 2010.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

1.      We have reviewed your Comment 2 and its guidance elements, as well as SEC Release Nos. 33-809 and 33-8040, as well as Section V of SEC Release No. 33-8350, and provided our critical accounting policies addressing the areas identified in your Comment 2 above, as applicable, in our revised disclosure below:

A.    Form 10-Q for the Quarter Ended March 31, 2009

“Critical Accounting Policies, Estimates and Assumptions

Management’s Discussion and Analysis (“MD&A”) of the Company’s financial condition and results of operations is based on the financial statements and accompanying notes that have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant accounting policies of the Company are described in Note 1 to the Financial Statements and the critical accounting policies and estimates are described in the MD&A included in the 2008 annual report on Form 10-K. Information concerning the Company’s implementation and impact of new accounting standards issued by the Financial Accounting Standards Board (FASB) is included in Note 2 to the Financial Statements. There have been no changes in accounting policy in the current period that had a material impact on the Company’s financial condition, change in financial condition, liquidity or results of operations, except as provided below:

Derivatives and Fair Value

The Company recognizes derivatives on the balance sheet at fair value with changes in the values of these derivative liabilities reflected in the statements of operations. The fair value of our derivative liabilities as of January 1, 2009 was estimated to be $890,289. The fair value of our derivative liabilities as of March 31, 2009 was estimated to be $764,807.  We review the underlying assumptions on our derivative liabilities quarterly and they are subject to change based primarily on management’s assessment at that time. Accordingly, changes to these assessments could materially affect the valuation, which could positively or negatively affect our financial performance in future periods. Disclosures related to our derivative liabilities are included in Note 8 to our Financial Statements.”

B.    Form 10-Q for the Quarters Ended June 30, 2009 and September 30, 2009

“Critical Accounting Policies, Estimates and Assumptions

Management’s Discussion and Analysis (“MDA”) of the Company’s financial condition and results of operations is based on the financial statements and accompanying notes that have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant accounting policies of the Company are described in Note 1 to the Financial Statements and the critical accounting policies and estimates are described in the MD&A included in the 2008 annual report on Form 10-K, and MD&A included in the quarterly report for March 31, 2009 on Form 10-Q. Information concerning the Company’s implementation and impact of new accounting standards issued by the Financial Accounting Standards Board (FASB) is included in Note 2 to the Financial Statements. There have been no changes in accounting policy in the current period that had a material impact on the Company’s financial condition, change in financial condition, liquidity or results of operations.”

Overall Results of Operations

2.      We have reviewed your Comment 4 and its guidance elements, as well as Item 303(a)(3) of Regulation S-K, and provided our revised disclosures for your review below:

A.    Form 10-Q for the Quarter Ended March 31, 2009:

“Sales increased $1,566,837, or 19.2%, compared to the first quarter of 2008. Foam sales increased $2,396,364, or 39.5%, over the prior comparable quarter due to consumers continuing to search for energy cost savings. Home builders are looking to differentiate their products lines at all levels by offering high performance home models to meet growing consumer demand for overall energy efficiency. Heightened consumer awareness of “green building materials” has promoted the use of SPF in new homes as increases in the cost of insulation are more than offset by savings in HVAC system costs, lower ongoing energy bills, and additional consumer comfort. AirTight sales in the current quarter accounted for approximately $1.5 Million of sales compared to the prior comparable quarter. Coatings sales decreased $829,527, or 39.3%, over the prior quarter due to a slow down in the commercial roofing markets from the current economic conditions. Pricing changes added approximately $61,000 in sales, while sales volumes increased approximately $1.5 Million.”

Cost of Sales

Cost of sales increased $767,651, or 11.5%, compared to the same quarter in 2008, due to a 39.5% increase in foam sales, partially offset by a 39.3% decrease in coatings sales. We had a 25.5% decrease in freight costs during the first quarter of 2009, in addition to a 6.4% decrease in material costs due to increased purchasing power with key vendor alliances for raw materials.

Operating Expenses

SG&A increased $544,148, or 25.4%, for the quarter ended March 31, 2009 compared to the quarter ended March 31, 2008, due primarily to additional costs associated with AirTight (acquired July 1, 2008), as well as costs related to increased foam segment volumes (payroll, commissions, travel, advertising, and marketing). These SG&A expenses included increases of $477,636 for payroll and related employee benefits, $23,246 for sales commissions, $27,689 for insurances, $55,865 for travel and related services, $25,256 for advertising, $80,054 for marketing and promotions, $124,203 for rents, and $249,743 for bad debts due to customer bankruptcies and defaults primarily due to the downturn of the economy, offset by decreases of $40,349 in recruiting fees, $193,275 for share based compensation expenses, $40,180 for investor relations, and $245,731 for corporate expenses.

B.    Form 10-Q for the Quarter Ended June 30, 2009 (Three Months):

“Sales decreased $1,093,984, or 9.1%, compared to the second quarter of 2008. Foam sales slightly decreased $176,525, or 1.9%, over the prior comparable quarter. AirTight sales in the current quarter accounted for approximately $1.5 Million of sales compared to the prior comparable quarter. Coatings sales decreased $917,459, or 31.4%, over the prior quarter due to a slow down in the commercial roofing markets from the current economic conditions. Pricing changes added approximately $285,000 in sales, while sales volumes decreased approximately $1.38 Million. Although sluggish economic conditions persisted and served to limit our aggressive growth during the second quarter, we believe demand for our energy efficient products will likely accelerate due to current economic recovery indicators as well as rapidly growing awareness of government incentives for insulation in the American Recovery and Reinvestment Act of 2009 (“ARRA”). As the building industry recovers, Lapolla remains positioned to capitalize on the public’s need for costs savings related to energy use.

Cost of Sales

Cost of sales decreased $1,292,637, or 13.9%, compared to the same quarter in 2008, due to a 1.9% decrease in foam sales and 31.4% decrease in coatings sales. We had a 5.9% increase in freight costs during the second quarter of 2009, which was partially offset by a 3.8% decrease in material costs due to increased purchasing power with key vendor alliances for raw materials.

Operating Expenses

SG&A increased $604,073, or 22.3%, compared to the same quarter in 2008, due to an increase of $20,504 in advertising, $541,430 in bad debts, $98,709 in corporate expenses, $62,843 in distribution/warehouse expenses, $54,986 in insurances, $105,746 in marketing and promotions, $490,057 in payroll and related employee benefits, $6,941 in rents, and $61,052 in travel and travel related services, offset by a decrease of $55,444 in investor relations, $12,050 in recruiting fees, $160,219 in sales commissions, and $610,481 in share based compensation expense. The increases in our SG&A primarily relate to expenses attributable to our acquisition of certain assets and liabilities of AirTight Marketing and Distribution, Inc. on July 1, 2008 (“AirTight” and “Asset Purchase”) and an increase in our bad debts due to customer bankruptcies and defaults primarily from the downturn of the economy. We did not have any AirTight expenses during the second quarter of 2008.”

C.    Form 10-Q for the Quarterly Period Ended June 30, 2009 (Six Months):

“Sales increased $472,853, or 2.3%, compared to the six month period in 2008. Foam sales increased $2,219,184, or 14.6%, due primarily to market share gains as consumers and builders alike recognize the economic advantages foam provides as compared to less energy-efficient conventional insulation products, such as fiberglass. We remain strategically positioned for further market share gains in the near term as high energy costs continue to adversely affect consumers. As public awareness of green building materials and sustainable energy solutions escalate, especially with the advent of ARRA legislation providing significant economic advantage to consumers through rebates and other incentives, our foam and coating product lines will provide consumers the opportunity to realize sought after, environmentally conscious, energy cost savings. AirTight sales in the current six months accounted for approximately $3.3 Million of sales compared to the prior comparable six months. Coatings sales decreased $1,746,331, or 34.7%, over the prior six month period due to a slow down in the commercial roofing markets from the current economic conditions. Pricing changes added approximately $346,000 in sales, while sales volumes increased approximately $126,000.

Cost of Sales

Cost of sales decreased $530,529, or 3.3%, compared to the six month period in 2008, due to a 34.7% decrease in coatings sales, partially offset by a 14.6% increase in foam sales. We had a 9.2% decrease in freight costs during the six months ended June 30, 2009, in addition to a 3.9% decrease in material costs due to increased purchasing power with key vendor alliances for raw materials.

Operating Expenses

SG&A increased $1,154,612, or 23.8%, compared to the six month period in 2008, due to an increase of $45,749 in advertising, $791,173 in bad debts due to customer bankruptcies and defaults primarily from the downturn of the economy, $35,292 in corporate expenses, $127,383 in distribution/warehouse expenses, $81,413 in insurances, $144,771 in marketing and promotions, $844,233 in payroll and related employee benefits, $70,185 in rents, and $103,167 in travel and travel related services, offset by a decrease of $95,624 in investor relations, $52,399 in recruiting fees, $136,975 in sales commissions, and $803,756 in share based compensation expense. The increases in our SG&A primarily relate to expenses attributable to our AirTight Asset Purchase and an increase in our bad debts. We did not have any AirTight expenses during the first six months of 2008. Cost control remains a priority as we continue to monitor expenses and look to improve cash flow.”

D.    Form 10-Q for the Quarter Ended September 30, 2009 (Three Months):

“Sales increased $142,470, or 1.0%, compared to the third quarter of 2008. Foam sales increased $912,727, or 8.3%, over the prior comparable quarter, due to rapidly growing awareness of government incentives for insulation in the American Recovery and Reinvestment Act of 2009 (“ARRA”). AirTight sales in the current quarter accounted for approximately $2.5 Million of sales compared to $2.4 Million of sales in the prior comparable quarter. Coatings sales decreased $770,257, or 26.6%, over the prior quarter due to a slow down in the commercial roofing markets from the current economic conditions. Pricing changes added approximately $203,000 in sales, while sales volumes decreased approximately $61,000. Although uncertain economic conditions persisted which served to limit our aggressive growth during the current quarter, we believe pent up demand for energy efficient products will likely accelerate due to current economic recovery indicators. As the building industry recovers, Lapolla remains positioned to capitalize on the public’s need for cost savings related to energy use.

Cost of Sales

Cost of sales decreased $984,930, or 8.7%, compared to the six month period in 2008, due to a 26.6% decrease in coatings sales, partially offset by an 8.3% increase in foam sales. We had a 10.3% increase in freight costs during the third quarter of 2009, which was partially offset by a 8.2% decrease in material costs due to increased purchasing power with key vendor alliances for raw materials.

Operating Expenses

SG&A increased $734,491, or 39%, compared to the six month period in 2008, due to an increase of $36,634 in corporate expenses, $91,672 in distribution/warehouse expenses, $86,560 in insurances, $176,458 in marketing and promotions, $201,043 in payroll and related employee benefits, $58,138 in sales commissions, $361,781 in share based compensation, and $16,792 in travel and travel related services, offset by a decrease of $17,281 in advertising, $130,258 in bad debts from less customer defaults due to stabilizing economic circumstances, $43,952 in investor relations, and $103,094 in rents.

E.    Form 10-Q for the Quarter Ended September 30, 2009 (Nine Months):

“Sales increased $571,923, or 1.7%, compared to the nine month period in 2008. Foam sales increased $3,107,807, or 11.9%, over the prior comparable quarter, due to insulation foam market share gains as consumers and builders alike recognize the economic advantages foam provides compared to less energy-efficient conventional insulation products, such as fiberglass. AirTight sales in the current nine months accounted for approximately $5.8 Million of sales compared to $2.4 Million of sales in the prior comparable nine months (we did not have any AirTight sales for the first six months of 2008). Coatings sales decreased $2,535,884, or 31.9%, over the prior comparable nine month period due to a slow down in the commercial roofing markets from the current economic conditions. Pricing changes added approximately $549,000 in sales, while sales volumes increased approximately $23,000. We remain strategically positioned for further market share gains in the near term as high energy costs continue to adversely affect consumers.

Cost of Sales

Cost of sales decreased $1,557,456, or 5.7%, compared to the same period in 2008, due to a 31.9% decrease in coatings sales, offset by an 11.9% increase in foam sales. We had a 1.5% decrease in freight costs during the nine month period in 2009, which was partially offset by a 5.6% decrease in material costs due to increased purchasing power with key vendor alliances for raw materials.

Operating Expenses

SG&A increased $1,887,725, or 28%, compared to the same period in 2008, due to an increase of $28,461 in advertising, $660,915 in bad debts due to customer bankruptcies and defaults primarily from the downturn of the economy, $243,083 in distribution/warehouse expenses, $165,465 in insurances, $366,379 in marketing and promotions, $1,047,716 in payroll and related employee benefits, and $127,240 in travel and travel related services, offset by a decrease of $50,942 in corporate expenses, $139,576 in investor relations, $40,205 in rents, $78,836 in sales commissions, and $441,975 in share based compensation expense. The increases in our SG&A primarily relate to expenses attributable to our acquisition of certain assets and liabilities from AirTight Marketing and Distribution, Inc. on July 1, 2008 (“AirTight” and “Asset Purchase”) and an increase in our bad debts (customer bankruptcies and defaults are beginning to stabilize due to improved economic recovery indicators). We did not have any AirTight expenses during the first six months of 2008. Cost control remains a priority as we continue to monitor expenses and look to improve cash flow.”

Liquidity and Capital Resources

3.      We have reviewed your Comments 5 and 6 and provided our revised disclosures for your review below:

A.    Form 10-Q for the Quarter Ended March 31, 2009:

(i)     Liquidity and Capital Resources Section

“Net cash used in our operations was $1,659,632 for the three months ended March 31, 2009 compared to $1,064,622 for the three months ended March 31, 2008. The cash used in operations for the three months March 31, 2009 was attributable to our net loss for the period, including the effect of adjustments to reconcile net loss to cash provided by or used in operating activities and adjusting for non-cash items, offset by decreases in trade receivables, inventories, prepaid expenses and other current assets, deposits and other non-current assets, while the declines in accounts payable, accrued expenses and other current liabilities, and other liabilities contributed to an increase in the cash used in our operations. Trade receivables decreased by $323,921 due to increased efforts to collect on past due accounts.  Inventories decreased by $460,430 due to our efforts to use inventory more efficiently.  Accounts payable decreased by $2,344,642 as related party proceeds (short term loans from our Chairman) were used to make timely payments to key vendor alliances for volume raw material purchases.  As a result of timely payments, our credit limits and purchasing power with key vendors have increased. Accrued expenses and other current liabilities decreased by $56,477 mainly due to paying down our insurance premium notes payable, partially offset by increases in accrued inventory, sales tax payable, accrued dividends, and related party interest expense.  Although a marked improvement in our gross profit in the first quarter of 2009 led to an increase in our operating cash flow, we continue to rely on our ComVest Credit Facility and financial commitment from the Chairman of the Board to fund our operations and believe such facilities to be sufficient to meet our working capital requirements.

We currently have two material debt covenants: (i) the Company is not allowed make capital expenditures in excess of $500,000 for the year ended December 31, 2009, and (ii) we have a borrowing base calculation defined as an amount determined by a detailed calculation equal to 85% of eligible accounts receivable, plus 50% of eligible inventory (“Borrowing Base”). We were not in compliance with our Borrowing Base calculation as of March 31, 2009. The calculation determined our maximum allowed outstanding as of March 31, 2009 was $6,366,076 and after subtracting the balance outstanding of $8,537,821 under our Revolving Credit Note, we exceeded the Borrowing Base by $2,171,748. The Company is required to submit its Borrowing Base calculation to ComVest monthly. If, at any time, the Company’s Borrowing Base calculation is less than the amount outstanding under the Revolving Credit Note, and that amount remains unpaid or is not increased from future Borrowing Base calculations to an amount equal to the balance outstanding under the Revolving Credit Note at any given time, ComVest, in its discretion, may accelerate any and all amounts outstanding under the Credit Facility. Additionally, the Chairman has entered into a personal guarantee for a portion of the Credit Facility, specifically the Convertible Term Note. Management believes that even if ComVest requires the Company to pay the Borrowing Base calculation shortfall or accelerates amounts outstanding under the Credit Facility, that the Chairman would take whatever actions are required to satisfy the financial requirements on behalf of the Company.

Although our operational cash flow, as supplemented by our ComVest Credit Facility and Chairman’s financial commitment are expected to be sufficient to enable us to meet our budgetary requirements in 2009, we will likely seek to raise additional capital through private placements of debt, or common or preferred stock with accredited sophisticated investors, to fund our aggressive strategic growth plans. If the Company chooses to raise additional capital other than from ComVest, anti-dilution provisions under the Convertible Term Note and Warrants may be triggered if any security sold is convertible into or exchangeable for our common stock based on the price, including conversion price, of the common stock sold, and a 25% of the qualified proceeds raised repayment requirement up to the amount due under the Convertible Term Note will be triggered. The ComVest limitations may adversely impact our ability to raise additional capital.”

(ii)    Note 7 to our Financial Statements:

“Note 7.  Revolving Credit and Term Loan Agreement and Related Agreements.

A.      Loan Agreement – The Loan Agreement contains certain material repayment covenants relating to the Revolving Credit Note (triggered by a Borrowing Base calculation less than the balance outstanding) and Convertible Term Note (triggered by failure to make principal repayments) (collectively, the “Notes”), as well as a limitation on the amount of capital expenditures the Company is allowed to make ($500,000 for 2009 and 2010), which if not complied with by the Company, would be considered an event of default.  If a repayment event of default were to occur under the Notes, and said event of default was not timely cured, whether by waiver by ComVest or otherwise by the Company, the financial obligations outstanding under the Notes, at the option of ComVest, could be accelerated and become immediately due and payable by the Company to ComVest. See also B - Revolving Credit Note and C – Convertible Term Note below for more information.

B.      Revolving Credit Note – Under the Revolving Credit Note, as amended and restated, ComVest agreed to provide the Company with a secured revolving credit facility, from June 30, 2008 to August 31, 2010, in an aggregate principal amount not to exceed, at any time outstanding, the lesser of (i) the Borrowing Base (an amount determined by a detailed calculation equal to 85% of eligible accounts receivable, plus 50% of eligible inventory) provided to ComVest, or (ii) $9,500,000.  The Revolving Credit Note bears interest according to a coverage ratio formula with a coverage ratio ranging from 1.0 to 2.0 and Prime rate ranging from Prime plus 1% to Prime plus 0% (8.5% at March 31, 2009). At March 31, 2009, the Borrowing Base calculation was $6,366,076 and after subtracting the balance outstanding of $8,537,821 under the Revolving Credit Note, an amount of $2,171,748 was due to ComVest. Unamortized discount was $860,864 at March 31, 2009.

C.      Convertible Term Note - The Convertible Term Note, as amended and restated, was increased to $3,000,000, bears interest at 10% per annum, the principal is payable (i) in thirteen (13) equal monthly installments of $83,333.33 each, due and payable on the first day of each calendar month commencing July 1, 2009 and continuing through and including August 1, 2010, and (ii) in the final installment due and payable on August 31, 2010 in an amount equal to the entire remaining principal balance, and is convertible optionally by ComVest at any time or mandatorily by Lapolla subject to satisfaction of certain conditions to common stock at the rate of $.77 per share. The Convertible Term Note is personally guaranteed by the Chairman of the Board. If any of the installments are not met by the Company, the Chairman’s personal guarantee would then take affect. At March 31, 2009, the balance outstanding under the Convertible Term Note was $3,000,000 and unamortized discount was $540,177.”

B.     Form 10-Q for the Quarter Ended June 30, 2009 (six months ended):

(i)     Liquidity and Capital Resources Section

“Net cash used in our operations was $3,859,528 for the six months ended June 30, 2009 compared to $3,583,919 for the six months ended June 30, 2008. The cash used in operations for the six months ended June 30, 2009 was attributable to our net loss for the period, including the effect of adjustments to reconcile net loss to cash provided by or used in operating activities and adjusting for non-cash items, offset by increases in cash, trade receivables, inventories, prepaid expenses and other current assets, accrued expenses and other current liabilities, and other liabilities, and decreases in deposits and other non current assets and accounts payable. Trade receivables decreased by $916,190 due to continuing efforts to collect on past due accounts.  Inventories slightly decreased due to the current economic slowdown.  Accounts payable decreased by $1,966,131 as related party proceeds (short term loans from our Chairman) were used to continue to make timely payments to key vendor alliances for volume raw material purchases. As a result of timely payments, our credit limits and purchasing power with key vendors have increased. Accrued expenses and other current liabilities decreased by $767,049 primarily due to paying down our insurance premium notes payable and reductions in accrued inventory, partially offset by increases in sales tax payable, accrued dividends, and related party interest expense. The marked improvement in our gross profit and gross margin percentage in the six months ended June 30, 2009 was a result of favorable raw material pricing from key vendor alliances due to increased purchasing power. We continue to rely on our ComVest Credit Facility and Chairman’s financial commitment to fund our operations and believe such facilities are sufficient to meet our continuing working capital requirements.

We currently have two material debt covenants: (i) the Company is not allowed make capital expenditures in excess of $500,000 for the year ended December 31, 2009, and (ii) we have a borrowing base calculation defined as an amount determined by a detailed calculation equal to 85% of eligible accounts receivable, plus 50% of eligible inventory (“Borrowing Base”). We were not in compliance with our Borrowing Base calculation as of June 30, 2009. The calculation determined our maximum allowed outstanding as of June 30, 2009 was $6,129,601 and after subtracting the balance outstanding of $8,537,821 under our Revolving Credit Note, we exceeded the Borrowing Base by $2,408,220. The Company is required to submit its Borrowing Base calculation to ComVest monthly.  If, at any time, the Company’s Borrowing Base calculation is less than the amount outstanding under the Revolving Credit Note, and that amount remains unpaid or is not increased from future Borrowing Base calculations to an amount equal to the balance outstanding under the Revolving Credit Note at any given time, ComVest, in its discretion, may accelerate any and all amounts outstanding under the Credit Facility. Additionally, the Chairman has entered into a personal guarantee for a portion of the Credit Facility, specifically the Convertible Term Note. Management believes that even if ComVest requires the Company to pay the Borrowing Base calculation shortfall or accelerates amounts outstanding under the Credit Facility, that the Chairman would take whatever actions are required to satisfy the financial requirements on behalf of the Company.

Although our operational cash flow, as supplemented by our ComVest Credit Facility and Chairman’s financial commitment are expected to be sufficient to enable us to meet our budgetary requirements in 2009, we will likely seek to raise additional capital through private placements of debt, or common or preferred stock with accredited sophisticated investors, to fund our aggressive strategic growth plans. If the Company chooses to raise additional capital other than from ComVest, anti-dilution provisions under the Convertible Term Note and Warrants may be triggered if any security sold is convertible into or exchangeable for our common stock based on the price, including conversion price, of the common stock sold, and a 25% of the qualified proceeds raised repayment requirement up to the amount due under the Convertible Term Note will be triggered. The ComVest limitations may adversely impact our ability to raise additional capital.”

(ii)    Note 7 to our Consolidated Financial Statements:

“Note 7.  Revolving Credit and Term Loan Agreement and Related Agreements.

A.      Loan Agreement – The Loan Agreement contains certain material repayment covenants relating to the Revolving Credit Note (triggered by a Borrowing Base calculation less than the balance outstanding) and Convertible Term Note (triggered by failure to make principal repayments) (collectively, the “Notes”), as well as a limitation on the amount of capital expenditures the Company is allowed to make ($500,000 for 2009 and 2010), which if not complied with by the Company, would be considered an event of default.  If a repayment event of default were to occur under the Notes, and said event of default was not timely cured, whether by waiver by ComVest or otherwise by the Company, the financial obligations outstanding under the Notes, at the option of ComVest, could be accelerated and become immediately due and payable by the Company to ComVest. See also B - Revolving Credit Note and C – Convertible Term Note below for more information.

B.      Revolving Credit Note – Under the Revolving Credit Note, as amended and restated, ComVest agreed to provide the Company with a secured revolving credit facility, from June 30, 2008 to August 31, 2010, in an aggregate principal amount not to exceed, at any time outstanding, the lesser of (i) the Borrowing Base (an amount determined by a detailed calculation equal to 85% of eligible accounts receivable, plus 50% of eligible inventory) provided to ComVest, or (ii) $9,500,000.  The Revolving Credit Note bears interest according to a coverage ratio formula with a coverage ratio ranging from 1.0 to 2.0 and Prime rate ranging from Prime plus 1% to Prime plus 0% (8.5% at June 30, 2009). At June 30, 2009, the Borrowing Base calculation was $6,366,076 and after subtracting the balance outstanding of $8,537,821 under the Revolving Credit Note, an amount of $2,171,748 was due to ComVest. Unamortized discount was $727,740 at June 30, 2009.

C.      Convertible Term Note - The Convertible Term Note, as amended and restated, was increased to $3,000,000, bears interest at 10% per annum, the principal is payable (i) in thirteen (13) equal monthly installments of $83,333.33 each, due and payable on the first day of each calendar month commencing July 1, 2009 and continuing through and including August 1, 2010, and (ii) in the final installment due and payable on August 31, 2010 in an amount equal to the entire remaining principal balance, and is convertible optionally by ComVest at any time or mandatorily by Lapolla subject to satisfaction of certain conditions to common stock at the rate of $.77 per share. The Convertible Term Note is personally guaranteed by the Chairman of the Board. If any of the installments are not met by the Company, the Chairman’s personal guarantee would then take affect. At June 30, 2009, the balance outstanding under the Convertible Term Note was $3,000,000 and unamortized discount was $450,461.”

C.     Form 10-Q for the Quarter Ended September 30, 2009:

(i)     Liquidity and Capital Resources Section

“Net cash used in our operations was $3,185,679 for the nine months ended September 30, 2009 compared to $6,279,211 for the nine months ended September 30, 2008. The cash used in operations for the nine months ended September 30, 2009 was attributable to our net income for the period, including the effect of adjustments to reconcile net income to cash used in operating activities and adjusting for non-cash items, offset by increases in cash, trade receivables, deposits and other non current assets, and accrued expenses and other current liabilities, and decreases in inventories, prepaid expenses and other current assets, accounts payable, and other liabilities. Trade receivables increased by $1,677,884 due to increased sales volumes.  Inventories decreased by $543,972 as increased sales volumes reduced inventory levels. Accounts payable decreased by $1,609,343 as related party proceeds (short term loans from our Chairman) were used to make timely payments to key vendor alliances for volume raw material purchases. As a result of timely payments, our credit limits and purchasing power with key vendors have increased. Accrued expenses and other current liabilities decreased by $562,757 primarily due to paying down our insurance premium notes payable and sales tax payable, as well as reductions in accrued inventory, partially offset by increases in accrued dividends and accrued related party interest. The marked improvement in our gross profit and gross margin percentage in the nine months ended September 30, 2009 was a result of favorable raw material pricing from key vendor alliances due to increased purchasing power. We believe the cash generated from operating cash flow is sufficient to meet our continuing working capital requirements.

We currently have two material debt covenants: (i) the Company is not allowed make capital expenditures in excess of $500,000 for the year ended December 31, 2009, and (ii) we have a borrowing base calculation defined as an amount determined by a detailed calculation equal to 85% of eligible accounts receivable, plus 50% of eligible inventory (“Borrowing Base”). We were not in compliance with our Borrowing Base calculation as of September 30, 2009. The calculation determined our maximum allowed outstanding as of September 30, 2009 was $8,082,360 and after subtracting the balance outstanding of $8,530,191 under our Revolving Credit Note, we exceeded the Borrowing Base by $447,831. The Company is required to submit its Borrowing Base calculation to ComVest monthly.  If, at any time, the Company’s Borrowing Base calculation is less than the amount outstanding under the Revolving Credit Note, and that amount remains unpaid or is not increased from future Borrowing Base calculations to an amount equal to the balance outstanding under the Revolving Credit Note at any given time, ComVest, in its discretion, may accelerate any and all amounts outstanding under the Credit Facility. Additionally, the Chairman has entered into a personal guarantee for a portion of the Credit Facility, specifically the Convertible Term Note. Management believes that even if ComVest requires the Company to pay the Borrowing Base calculation shortfall or accelerates amounts outstanding under the Credit Facility, that the Chairman would take whatever actions are required to satisfy the financial requirements on behalf of the Company.

Although our ComVest Credit Facility debt matures in August 2010, we are seeking to extend the ComVest Credit Facility on favorable terms or raise capital from private placements of debt or common or preferred stock from accredited sophisticated investors to replace it with a new credit facility by the date of its maturity. If we are unable to refinance our ComVest Credit Facility or obtain new financing by August 31, 2010, the Company may be adversely affected. If the Company chooses to raise additional capital other than from ComVest, anti-dilution provisions under the Convertible Term Note and Warrants may be triggered if any security sold is convertible into or exchangeable for our common stock based on the price, including conversion price, of the common stock sold, and a 25% of the qualified proceeds raised repayment requirement up to the amount due under the Convertible Term Note will be triggered. The ComVest limitations may adversely impact our ability to raise additional capital.”

(ii)    Note 7 to our Consolidated Financial Statements:

“Note 7.  Revolving Credit and Term Loan Agreement and Related Agreements.

A.      Loan Agreement – The Loan Agreement contains certain material repayment covenants relating to the Revolving Credit Note (triggered by a Borrowing Base calculation less than the balance outstanding) and Convertible Term Note (triggered by failure to make principal repayments) (collectively, the “Notes”), as well as a limitation on the amount of capital expenditures the Company is allowed to make ($500,000 for 2009 and 2010), which if not complied with by the Company, would be considered an event of default.  If a repayment event of default were to occur under the Notes, and said event of default was not timely cured, whether by waiver by ComVest or otherwise by the Company, the financial obligations outstanding under the Notes, at the option of ComVest, could be accelerated and become immediately due and payable by the Company to ComVest. See also B - Revolving Credit Note and C – Convertible Term Note below for more information.

B.      Revolving Credit Note – Under the Revolving Credit Note, as amended and restated, ComVest agreed to provide the Company with a secured revolving credit facility, from June 30, 2008 to August 31, 2010, in an aggregate principal amount not to exceed, at any time outstanding, the lesser of (i) the Borrowing Base (an amount determined by a detailed calculation equal to 85% of eligible accounts receivable, plus 50% of eligible inventory) provided to ComVest, or (ii) $9,500,000.  The Revolving Credit Note bears interest according to a coverage ratio formula with a coverage ratio ranging from 1.0 to 2.0 and Prime rate ranging from Prime plus 1% to Prime plus 0% (8.5% at September 30, 2009). At September 30, 2009, the Borrowing Base calculation was $8,082,360 and after subtracting the balance outstanding of $8,530,191 under the Revolving Credit Note, an amount of $447,831 was due to ComVest. Unamortized discount was $587,048 at September 30, 2009.

C.      Convertible Term Note - The Convertible Term Note, as amended and restated, was increased to $3,000,000, bears interest at 10% per annum, the principal is payable (i) in thirteen (13) equal monthly installments of $83,333.33 each, due and payable on the first day of each calendar month commencing July 1, 2009 and continuing through and including August 1, 2010, and (ii) in the final installment due and payable on August 31, 2010 in an amount equal to the entire remaining principal balance, and is convertible optionally by ComVest at any time or mandatorily by Lapolla subject to satisfaction of certain conditions to common stock at the rate of $.77 per share. The Convertible Term Note is personally guaranteed by the Chairman of the Board. If any of the installments are not met by the Company, the Chairman’s personal guarantee would then take affect. At September 30, 2009, the balance outstanding under the Convertible Term Note was $2,750,000 and unamortized discount was $358,502.”

Financial Statements

Statement of Operations

5.      We have reviewed your Comment 9 and provided our revised disclosures for your review below:

A.      Form 10-Q for the Quarter Ended March 31, 2009:

	March 31, 2009	March 31, 2008
Net (Loss) Per Share-Basic and Diluted	$(0.02)	$(0.02)

B.      Form 10-Q for the Quarter Ended June 30, 2009:

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
Net (Loss) Per Share-Basic and Diluted	$(0.02)	$(0.00)	$(0.04)	$(0.03)

C.      Form 10-Q for the Quarter Ended September 30, 2009:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008
Net Income (Loss) Per Share-Basic	$0.00	$(0.00)	$(0.00)	$(0.00)
Net Income (Loss) Per Share-Diluted	$0.00	$(0.00)	$(0.00)	$(0.00)

Financial Statement

Note 8. Derivatives and Fair Value, page 6

Comment 16.  You disclosed that all of your derivative liabilities were categorized as Level 3 fair value assets and the fair value was estimated by management to be $734,193.  Please provide the disclosures required by paragraphs 32 to 35 and 39 of SFAS 157 for all liabilities, as well as assets if applicable, that are measured at fair value on a recurring basis in periods subsequent to initial recognition.  Please specifically provide a reconciliation of the beginning and ending balances of your derivative liabilities and identify the valuation technique(s) used to measure fair value and a discussion of the changes in valuation techniques, if any, during the period.  Please note that these disclosures are intended to enable users of your financial statements to assess the inputs to develop your fair value measurements.

Response 16.  We have reviewed your comment and its guidance elements, as well as paragraphs 32 to 35 and 39 of SFAS 157, and provided our revised disclosure for your review below:

A.	Form 10-Q for the Quarter Ended June 30, 2009:

“Note 8.  Derivatives and Fair Value.

The Company has evaluated the application of SFAS No. 133 and EITF 07-05 to the embedded conversion feature associated with the ComVest Convertible Term Note and associated Warrants to purchase common stock and determined these instruments were required to be accounted for as derivatives as of January 1, 2009 due to the down round protection feature on the conversion price and the exercise price. The Company records the fair value of these derivatives on its balance sheet at fair value with changes in the values of these derivatives reflected in the statements of operations as “Gain (Loss) on Derivative Liabilities.”  These derivative instruments are not designated as hedging instruments under SFAS 133 and are disclosed on the balance sheet under “Derivative Liabilities”. At June 30, 2009, all of the Company’s derivative liabilities were categorized as Level 3 fair value assets.

Level 3 Valuation Techniques

Financial assets are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable.  Level 3 financial liabilities consist of the embedded conversion feature and freestanding warrants that contain down round provisions for which there is no current market for these securities such that the determination of fair value requires significant judgment or estimation.  We have valued the embedded conversion feature and the freestanding warrants using a lattice model, with the assistance of a valuation consultant, for which management understands the methodologies. This model incorporates transaction details such as the Company’s stock price, contractual terms, maturity, risk free rates, as well as assumptions about future financings, volatility, and holder behavior as of January 1, 2009 and June 30, 2009. The primary assumptions include projected annual volatility of 136% and holder exercise targets at 135% of the conversion price for the Convertible Term Note and 150% of exercise price for the warrants, decreasing as the warrants approach maturity. The fair value of the derivatives as of January1, 2009 upon implementation of EITF 07-05 was estimated by management to be $890,289. Amounts previously recorded to paid-in capital associated with these derivatives of $1,555,420 were reversed and the remaining $665,131 was recorded as a cumulative adjustment to accumulated deficit. The fair value of the derivatives as of June 30, 2009 was estimated to be $734,193. The foregoing assumptions are reviewed quarterly and subject to change based primarily on management’s assessment of the probability of the events described occurring.  Accordingly, changes to these assessments could materially affect the valuation.

Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis

Financial assets and liabilities measured at fair value on a recurring basis are summarized below and disclosed on the balance sheet under derivative liabilities:

	As of June 30, 2009
		Fair Value Measurements Using
	Carrying Value	Level 1	Level 2	Level 3	Total
Derivative Liabilities	$734,807	—	—	$734,807	$734,807
Total Derivative Liabilities	$734,807	—	—	$734,807	$734,807

The table below provides a summary of the changes in fair value, including net transfers in and/or out, of all financial assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) at June 30, 2009:

	Fair Value Measurements Using Level 3 Inputs
	Derivative Liabilities	Totals
Beginning Balance as of January 1, 2009	$890,289	$890,289
Total Gains or Losses (realized/unrealized) included in Net Loss	(155,482)	(155,482)
Purchases, Issuances and Settlements	—	—
Transfers in and/or out of Level 3	—	—
Ending Balance at June 30, 2009	$734,807	$734,807

B.	Form 10-Q for the Quarter Ended September 30, 2009:

“Note 8.  Derivatives and Fair Value.

The Company has evaluated the application of SFAS No. 133 and EITF 07-05 to the embedded conversion feature associated with the ComVest Convertible Term Note and associated Warrants to purchase common stock and determined these instruments were required to be accounted for as derivatives as of January 1, 2009 due to the down round protection feature on the conversion price and the exercise price. The Company records the fair value of these derivatives on its balance sheet at fair value with changes in the values of these derivatives reflected in the statements of operations as “Gain (Loss) on Derivative Liabilities.”  These derivative instruments are not designated as hedging instruments under SFAS 133 and are disclosed on the balance sheet under “Derivative Liabilities”. At September 30, 2009, all of the Company’s derivative liabilities were categorized as Level 3 fair value assets.

Level 3 Valuation Techniques

Financial assets are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable.  Level 3 financial liabilities consist of the embedded conversion feature and freestanding warrants that contain down round provisions for which there is no current market for these securities such that the determination of fair value requires significant judgment or estimation.  We have valued the embedded conversion feature and the freestanding warrants using a lattice model, with the assistance of a valuation consultant, for which management understands the methodologies. This model incorporates transaction details such as the Company’s stock price, contractual terms, maturity, risk free rates, as well as assumptions about future financings, volatility, and holder behavior as of January 1, 2009 and September 30, 2009. The primary assumptions include projected annual volatility of 145% and holder exercise targets at 135% of the conversion price for the Convertible Term Note and 150% of exercise price for the warrants, decreasing as the warrants approach maturity. The fair value of the derivatives as of January1, 2009 upon implementation of EITF 07-05 was estimated by management to be $890,289. Amounts previously recorded to paid-in capital associated with these derivatives of $1,555,420 were reversed and the remaining $665,131 was recorded as a cumulative adjustment to accumulated deficit. The fair value of the derivatives as of September 30, 2009 was estimated to be $490,774. The foregoing assumptions are reviewed quarterly and subject to change based primarily on management’s assessment of the probability of the events described occurring.  Accordingly, changes to these assessments could materially affect the valuation.

Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis

Financial assets and liabilities measured at fair value on a recurring basis are summarized below and disclosed on the balance sheet under derivative liabilities:

	As of September 30, 2009
		Fair Value Measurements Using
	Carrying Value	Level 1	Level 2	Level 3	Total
Derivative Liabilities	$490,774	—	—	$490,774	$490,774
Total Derivative Liabilities	$490,774	—	—	$490,774	$490,774

The table below provides a summary of the changes in fair value, including net transfers in and/or out, of all financial assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) at September 30, 2009:

	Fair Value Measurements Using Level 3 Inputs
	Derivative Liabilities	Totals
Beginning Balance as of January 1, 2009	$890,289	$890,289
Total Gains or Losses (realized/unrealized) included in Net Income (Loss)	(399,515)	(399,515)
Purchases, Issuances and Settlements	—	—
Transfers in and/or out of Level 3	—	—
Ending Balance at September 30, 2009	$490,774	$490,774

Comment 17.  In footnote 18, on page F-18 on your Form 10-K for the year ended December 31, 2008, you disclose that each share of your Series A preferred stock entitles its holder to convert it into .036 shares of common stock, as adjusted in the event of future dilution.  Please disclose the facts and circumstances that would be classified as an event of future dilution.  Please tell us what consideration you will give to EITF 07-05 in evaluating such events of future dilution.

Response 17.  We have reviewed your comment and believe there is no need to go into any analysis under EITF 07-05 based on the particular facts and circumstances of this matter. To be sure, according to published financial statements filed with the SEC dating back to 1995, there are 750,000 shares of Series A Convertible Preferred Stock (“Series A Preferred”) authorized and 62,500 remaining outstanding, which is convertible into 225 shares of common stock (Each share of the Series A Preferred stock entities its holder to convert it into .036 shares of common stock, as adjusted in the event of future dilution--.0036 as of May 28, 2002). The Company is unable to verify who owns the outstanding Series A Preferred shares as the records are insufficient in this respect.  In any case and in an effort to locate the potentially unidentified Series A Preferred share holder(s), the Company ensured the Series A Preferred share designation and prior disclosed information was available in its public filings for more than 13 years in hopes that any Series A Preferred share holders, if any, would reveal themselves. There remains insufficient information or records determinative of whether or not these securities are outstanding as of the date of this letter. Since the Company has had no communications from any of the prior or existing Series A Preferred share holders to claim ownership of the outstanding 62,500 shares of Series A Preferred stock, the Company is adjusting its books, effective December 31, 2009, to remove the Series A Preferred shares from its books and reversing the $55,035 into paid-in capital.

Per your request and in connection with responding to your comments above, please find our written statement below acknowledging that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in their filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any questions or concerns or wish to discuss any of the matters addressed herein or require clarification on anything whatsoever in whatever regard relating to this matter, please do not hesitate to contact me at your convenience.

Very truly yours,

LAPOLLA INDUSTRIES, INC.

/s/  Michael T. Adams, EVP

Michael T. Adams
Executive Vice President

MTA/